FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENERSIS

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED ON SEPTEMBER 30, 2014

Highlights for the Period

                  The company’s total EBITDA in the first nine months of the year amounted to Ch$ 1,521,114 million, declining by 6.9% with respect to the same period of the year before. This variation was mainly due to non-recurring factors in the distribution business (whose EBITDA fell by 27.5%), mainly due to the reduced recognition of distribution costs in Argentina (Note No.4012/2014) compared to the same period of the year before (Resolution SE No.250/13) and temporary cost overruns in Brazil in 2014 which have still not yet been compensated. Excluding the non-recurring positive impact in 2013 of the distribution business in Argentina and the temporary distribution cost overruns in Brazil, which will be compensated in 2015 and 2016, the company's EBITDA would have increased by about 5.2%.

                  This was partially offset by an increase in the EBITDA of the Generation business of 14.4%, to Ch$ 937,793 million, thanks to an improved performance in Colombia due to higher sales prices, in Peru due to increased sales, in Argentina due to higher revenues relating to the Costanera combined-cycle availability contract and improved results in Brazil, which more than offset the negative impact of the stoppage of Bocamina II in Chile.

                  Net income attributable to shareholders of Enersis decreased by 41.8% to Ch$ 272,132 million. This decrease takes not only into account the above-mentioned non-recurring effects but an extraordinary worsening in the company’s financial results as a consequence of an increase in financial expenses related to the impact of the financial assets (IFRIC 12) of the Brazilian distribution companies and the negative impact of exchange differences in Argentina.

                  During the first nine months, the customer base in our distribution business grew by 287 thousand to almost 14.7 million customers, while energy demand in our concession zones increased by 3.2%.

                  The Enersis Group continues to make investments through the already-announced direct purchase agreement for 21.1% of Edegel with Grupo Inkia, the completion of the voluntary tender offer for the free-float of Coelce, which increased its shareholding to 74%, and the acquisition of 50% of GasAtacama through its subsidiary Endesa Chile, to reach a 100% ownership.

                  We continue to progress in the development of new hydroelectric capacity with the construction of El Quimbo (400 MW), Salaco (145 MW) and the investment approval for the Los Cóndores (150 MW) project.

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ECONOMIC- FINANCIAL SUMMARY

➢  In the generation business, the net accumulated production reached 45,107 GWh, representing an increase of 3.9% over 2013.

➢  The customer base in our distribution business concession zones over the first nine months increased by 287 thousand, and by 412 thousand in the last twelve months, to a total of almost 14.7 million. Consolidated energy demand in the concession zones operated by Enersis showed an increase of 3.2% compared to the same period of 2013, demonstrating the region’s solid growth trend.

➢  The Company’s EBITDA declined by Ch$ 113,032 million, a reduction of 6.9%, mainly due to the reduced result in the distribution business because in first nine months of 2013 regulatory adjustments of Ch$ 187,376 million were booked in Edesur (Argentina), and because of cost overruns in the  distribution business in Brazil in 2014 due to energy purchases. This was partially offset by the improved result in the generation business, which rose by 14.4%.

➢  The Company’s operating result (EBIT) decreased by 8.5% to Ch$ 1,142,256 million.

➢  The net financial result shows an increase in the loss of Ch$ 166,611 million. This was mainly due to extraordinary effects in the distribution business in Brazil which adversely impacted the financial results, plus the negative impact of exchange differences.

➢  As a result of these variations, net income before taxes was Ch$ 893,695 million, equivalent to a decline of 21.2%.

➢  Earnings attributable to shareholders of Enersis declined by 42% to September 2014, compared to 2013, amounting to Ch$ 272,132 million.

FINANCIAL SUMMARY

➢  Available liquidity has continued to show a solid position, as follows:

•      Cash and cash equivalents                                                        US$ 2,318 million

•      Cash & cash equiv. + >90 days cash investments                      US$ 2,565 million

•      Committed lines of credit available                                             US$ 816 million

•      Uncommitted lines of credit available                                         US$ 804 million

➢  The average nominal interest rate to September 2014 rose from 8.2% to 8.5%, mainly influenced by rate conditions in Colombian pesos and Brazilian reales, and also by higher inflation rates in Chile and Brazil. The above was partially offset by improved dollar rates.

Hedging and protection:

In order to mitigate the risks associated with exchange and interest rate variations, Enersis has established strict internal control rules for protecting its cash flows and balance sheet, as follows:

•      The Enersis Group exchange rate hedging policy is based on cash flows and  its objective is to maintain a balance between flows indexed to foreign currency (US$), and the assets and

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liabilities held in that currency. We also have cross-currency swaps of US$ 782 million and forwards of US$ 1,181 million.

•      In order to reduce volatility in the financial statements due to changes in the interest rate, we maintain a suitable balance in the debt structure. We have also contracted interest-rate swaps of US$ 182 million.

MARKETS IN WHICH THE COMPANY OPERATES

Enersis’s business activities are carried out though subsidiary companies that operate the different businesses in the five countries in which the Company has a presence. The most important businesses for Enersis are electricity generation and distribution.

The results and business figures of the companies Central Dock Sud and Empresa Eléctrica Piura, whose shareholdings were acquired by Enersis in the recent capital increase completed in March 2013, began to be booked in Enersis beginning in April 2013.

At the end of April 2014, our subsidiary Endesa Chile acquired an additional 50% of the partnership rights in Inversiones Gas Atacama Holding Limitada, thus obtaining 100% ownership.

The following tables provide some key indicators as of September 30, 2014 and 2013 of the companies in the different countries in which they operate.

Generation

	Markets	Energy Sales		Market
Company	in which	(GWh)		Share
	operates	sep-14	sep-13	sep-14	sep-13
Endesa Chile (1)	SIC & SING Chile	15,064	14,728	31.2%	31.2%
Endesa Costanera	SIN Argentina	5,301	6,289	5.6%	6.8%
El Chocón	SIN Argentina	2,698	2,335	2.9%	2.5%
Dock Sud	SIN Argentina	3,689	2,743	3.9%	4.4%
Edegel consolidated	SICN Peru	6,929	6,645	24.9%	25.2%
EE. Piura	SICN Peru	431	408	1.6%	2.3%
Emgesa	SIN Colombia	12,140	12,103	18.9%	18.6%
Cachoeira Dourada	SICN Brazil	3,044	2,694	0.9%	0.8%
Endesa Fortaleza	SICN Brazil	2,323	2,431	0.7%	0.7%
Total		51,617	50,376
(1) includes Endesa Chile and its generation subsidiaries in Chile.

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Distribution

	Energy Sales		Energy Losses		Clients		Clients / Employees
Company	(GWh) ( * )		(%)		(thousand)
	sep-14	sep-13	sep-14	sep-13	sep-14	sep-13	sep-14	sep-13
Chilectra (**)	11,792	11,337	5.5%	5.5%	1,727	1,679	2,485	2,256
Edesur	13,513	13,492	11.1%	11.3%	2,459	2,437	658	769
Edelnor	5,490	5,258	8.0%	8.0%	1,285	1,237	2,073	2,004
Ampla	8,622	8,157	20.1%	20.0%	2,859	2,781	2,546	2,421
Coelce	8,227	7,885	12.6%	12.3%	3,586	3,465	2,939	2,705
Codensa	10,194	9,932	7.1%	7.1%	2,751	2,657	2,656	2,552
Total	57,838	56,061	10.8%	10.6%	14,668	14,256	1,739	1,782
(*) Includes final customer sales and tolls.
(**) Consolidated data.

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I.-         FINANCIAL STATEMENTS ANALYSIS

1. -       Analysis of the Income Statement

Net income attributable to the shareholders of Enersis as of September 30, 2014 was Ch$ 272,132 million, representing a 41.8% decrease with respect to the same period of the year before, which was Ch$ 467,901 million.

The following compares each item of the income statement:

CONSOLIDATED INCOME STATEMENT (million Ch$)	sep-14	sep-13	Change	% Change
Revenues	5,209,263	4,593,455	615,808	13.4%
Sales	4,905,929	4,207,544	698,385	16.6%
Other operating income	303,334	385,911	(82,577)	(21.4% )
Procurements and Services	(2,929,825)	(2,281,414)	(648,411)	(28.4%)
Energy purchases	(1,905,756)	(1,341,606)	(564,150)	(42.1% )
Fuel consumption	(378,711)	(309,856)	(68,855)	(22.2% )
Transportation expenses	(327,502)	(289,238)	(38,264)	(13.2% )
Other variable costs	(317,856)	(340,714)	22,858	6.7%
Contribution Margin	2,279,438	2,312,041	(32,603)	(1.4%)
Personnel costs	(328,494)	(302,543)	(25,951)	(8.6% )
Other fixed operating expenses	(429,830)	(375,353)	(54,477)	(14.5% )
Gross Operating Income (EBITDA)	1,521,114	1,634,145	(113,031)	(6.9%)
Depreciation and amortization	(349,175)	(328,252)	(20,923)	(6.4% )
Reversal of impairment profit (impairment loss) recognized in profit or loss	(29,683)	(57,135)	27,452	48.1%
Operating Income	1,142,256	1,248,758	(106,502)	(8.5% )
Net Financial Income	(309,326)	(142,715)	(166,611)	(116.7%)
Financial income	126,351	168,026	(41,675)	(24.8% )
Financial costs	(387,066)	(286,019)	(101,047)	(35.3% )
Gain (Loss) for indexed assets and liabilities	(5,853)	(6,407)	554	8.7%
Foreign currency exchange differences, net	(42,758)	(18,315)	(24,443)	(133.5% )
Other Non Operating Income	60,765	27,819	32,946	118.4%
Net Income From Sale of Assets	48,568	13,183	35,385	268.4%
Share of profit (loss) of associates accounted for using the equity method	12,197	14,636	(2,439)	(16.7% )
Net Income Before Taxes	893,695	1,133,862	(240,167)	(21.2%)
Income Tax	(367,504)	(331,238)	(36,266)	(11.0% )
NET INCOME	526,191	802,624	(276,433)	(34.4%)
Net Income attributable to owners of parent	272,132	467,901	(195,769)	(41.8%)
Net income attributable to non-controlling interest	254,059	334,723	(80,664)	(24.1% )
Earnings per share Ch$ (*)	5.5	11.4	(5.8)	(51.3%)
(*) As of September 2014 the average number of paid and subscribed shares were 49,092,772,762 (49,092,772,762 on 2013)

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Operating income:

Operating income as of September 30, 2014declined by Ch$ 106,502 million in the period , equivalent to a 8.5% decrease of, passing from Ch$ 1,248,758 million on September 30, 2013 to Ch$ 1,142,256 million in the present period.

The breakdown of operating revenue and expenses by business line for the periods ended September 30, 2014 and 2013 is as follows:

OPERATING INCOME
BY BUSINESS LINES
(Figures in million Ch$)

	Generation & Transmission		Distribution		Adjustments		Total
	sep-14	sep-13	sep-14	sep-13	sep-14	sep-13	sep-14	sep-13
Operating Revenues	2,218,513	1,754,099	3,468,440	3,271,861	(477,690)	(432,505)	5,209,263	4,593,455
Operating Costs	(1,457,317)	(1,105,624)	(3,067,086)	(2,653,986)	457,396	414,913	(4,067,007)	(3,344,697)
Operating Income	761,196	648,475	401,354	617,875	(20,294)	(17,592)	1,142,256	1,248,758
Change in million Ch$ and %	112,721	17.4%	(216,521)	(35.0%)	(2,702)	(15.4%)	(106,502)	(8.5%)

The generation and transmission businesses produced additional operating income of Ch$ 112,721 million, equivalent to 17.4%, to reach Ch$ 761,196 million. Physical sales rose by 2.5% to 51,617 GWh (50,376 GWh to September 2013).

Operating income for the generation and open transmission business on a comparative basis and detailed by country is shown in the following table:

OPERATING INCOME BY COUNTRY
Generation & Transmission
(Figures in million Ch$)
	Chile		Argentina		Brazil		Colombia		Peru		Total
	sep-14	sep-13	sep-14	sep-13	sep-14	sep-13	sep-14	sep-13	sep-14	sep-13	sep-14	sep-13
Operating Revenues	879,117	690,881	120,648	106,030	336,709	259,788	588,375	476,845	293,940	220,908	2,218,513	1,754,099
Operating Costs	(750,556)	(524,567)	(88,871)	(94,710)	(215,730)	(140,514)	(222,713)	(204,617)	(179,723)	(141,569)	(1,457,317)	(1,105,624)
Operating Income	128,561	166,314	31,777	11,320	120,979	119,274	365,662	272,228	114,217	79,339	761,196	648,475
Change in million Ch$ and %	(37,753)	(22.7%)	20,457	180.7%	1,705	1.4%	93,434	34.3%	34,878	44.0%	112,721	17.4%

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Chile

Operating income in Chile decreased by 22.7%, from Ch$ 166,314 million to September 2013 to Ch$ 128,561 million in 2014, mainly due to higher operating costs of Ch$ 225,989 million following higher energy purchases costs of Ch$ 154,098 million because of larger purchases on the spot market, increased fuel consumption costs of Ch$ 45,916 million, higher transport costs of Ch$ 5,438 million and higher expenses in other variable procurements and services of Ch$ 6,628 million. There were also higher other expenses by nature of Ch$ 13,360 million, which includes Ch46,364 million of Gas Atacama.

Operating revenue increased by Ch$ 188,236 million due to increased physical sales, higher average energy sales prices and operating revenue contributed by the subsidiary Gas Atacama of Ch$ 64,562 million.

On April 22, 2014, our subsidiary Endesa Chile acquired 50% of the partnership rights in Inversiones Gas Atacama Holding Limitada to reach a 100% ownership. The acquired subsidiary, whose operating results are booked from May 2014, show operating income of Ch$ 23,074 million for this period.

Argentina

In Argentina, operating income for the period increased by Ch$ 20,457 million, mainly explained by increased revenue received under combined-cycle availability contract of Endesa Costanera, of Ch$ 17,020 million.

The operating income of Endesa Costanera reached Ch$ 10,002 million, an increase of Ch$ 9,376 million with respect to the same period of 2013, as result of the effect of the availability contract of Ch$ 17,020 million and reduced energy purchases and transportation expenses of Ch$ 6,925 million. This was partially compensated by reduced sales revenues of Ch$ 15,564 million resulting from lower physical sales of 988 GWh.

El Chocón’s operating income reached Ch$ 11,811 million, an increase of Ch$ 2,231 million over the same period of the year before. Operating revenue fell by Ch$ 2,429 million, mainly due to a reduction in the average sale price and despite an increase in physical sales. Operating costs declined mainly due to lower energy purchases costs of Ch$ 3,432 million and lower other expenses by nature of Ch$ 940 million. Physical sales rose by 15.5% to 2,698 GWh.

In addition, as a result of the capital increase of Enersis at the end of the first quarter of 2013, the Argentine subsidiaries Central Dock Sud and Cemsa S.A. became consolidated. The results of these companies are booked from April 2013. Dock Sud produced an improved operating income of Ch$ 9,622 million and Cemsa S.A a reduced operating income of Ch$ 86 million compared to the same period of the previous year..

The effect of converting the financial statements from Argentine pesos to Chilean pesos in both periods led to a 24% decrease in Chilean pesos in September 2014 as compared to September 2013.

Brazil:

The operating income of our Brazilian subsidiaries amounted to Ch$ 120,979 million, an increase of Ch$ 1,705 million over the same period of 2013.

The operating income of our subsidiary Cachoeira Dourada rose by Ch$ 4,633 million, due to increased revenue of Ch$ 45,380 million, mainly reflecting increased physical energy sales and a higher average sale price. On the other hand, raw materials and input costs rose by Ch$ 39,470 million, mainly due to higher

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energy purchases of Ch$ 40,208 million and higher transportation costs of Ch$  4,004 million, offset by lower other variable procurement and services costs of Ch$ 4,733 million.

The operating income of Endesa Fortaleza (CGTF) amounted to Ch$ 25,265 million, showing a fall of Ch$ 9,610 million with respect to the same period of the previous year, mainly due to the increase in the costs of raw materials and inputs used of Ch$ 37,643 million, greater energy purchases of Ch$ 39,953 million as a result of the increased price per GWh due to the rainfall shortage and higher fuel costs of Ch$ 3,768 million,  compensated by reduced other variable procurement and services costs of Ch$ 6,246 million. On the other hand, sales revenues rose by Ch$ 29,971 million as a result of higher average sales prices despite lower physical sales of 108 GWh.

Our subsidiary Cien showed an increase in operating income of Ch$ 6,024 million, mainly due to reduced other variable procurement and services costs of Ch$ 6,300 million.

The effect of converting the financial statements from Brazilian reals to Chilean pesos in both periods was a 6.3% increase in Chilean peso terms in September 2014 compared to September 2013.

Colombia

The operating income of the operations in Colombia grew by 34.3% to Ch$ 365,662 million in 2014. The greater operating revenue of Ch$ 111,530 million was mainly due to  higher average sales prices and increased physical sales of 37 GWh compared to the year before.

The increased costs of raw materials and inputs used of Ch$ 11,459 million are the result of larger transportation expenses of Ch$ 7,863 million and increased other expenses in variable procurement and services costs of Ch$ 7,046 million, compensated by lower fuel consumption of Ch$ 3,756 million partly due to reduced thermal generation and lower coal prices. There were also a higher charge for depreciation and impairment of Ch$ 2,758 million and increased other expenses of Ch$  2,662 million.

The effect of converting the financial statements from Colombian pesos to Chilean pesos in both periods resulted in a 9.7% increase in Chilean peso terms at September 2014 when compared to September 2013.

Peru

Operating income totaled Ch$ 114,217 million in 2014, an increase of 44% over the same period of 2013, mainly the result of increased operating revenue and the contribution of Empresa Eléctrica Piura, a subsidiary that was consolidated following Enersis’ capital increase in March 2013.

The operating income of Edegel was Ch$ 100,845 million, 34.2% more than in the same period of the year before. Revenue rose by Ch$ 57,670 million, mainly due to higher energy sales of Ch$ 52,895 million resulting from higher average sales prices and higher physical sales of 284 GWh and increased revenue from tolls of Ch$ 3,978 million.

Operating expenses rose by Ch$ 31,984 million due to higher costs of raw materials and inputs of Ch$ 28,837 million mainly due to higher fuel consumption of Ch$ 11,378 million, higher transportation expenses of Ch$ 7,405 million, higher variable procurement and services costs of Ch$ 7,365 million and larger energy purchases of Ch$ 2,689 million. There were also higher other expenses of Ch$ 2,105 million and increased personnel expenses of Ch$ 1,580 million.

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The subsidiary Empresa Eléctrica de Piura also contributed an improved operating income of Ch$ 9,205 million with respect to the previous year.

The effect of converting the financial statements from Peruvian nuevos soles to Chilean pesos in both periods resulted in a 9.5% increase in Chilean peso terms at September 2014 when compared to September 2013.

The Distribution business showed a Ch$ 216,521 million decrease in operating income in the period, a fall of 35.0%, to Ch$ 401,354 million, compared to the same period of 2013. Physical sales rose by 1,777 GWh, or 3.2%, to a total of 57,838 GWh. The number of customers increased by 412 thousand to over 14.6 million, 2.9% more than at September 2013.

The following shows details of the operating income of the distribution business by country and by comparison between the two periods:

COUNTRY	Chile		Argentina		Brazil		Colombia		Peru		Total
	sep-14	sep-13	sep-14	sep-13	sep-14	sep-13	sep-14	sep-13	sep-14	sep-13	sep-14	sep-13
Operating Revenues	830,888	724,377	215,071	415,053	1,330,480	1,203,170	739,271	628,511	352,730	300,750	3,468,440	3,271,861
	-	-	-	-	-	-	-	-	-	-	-	-
Operating Costs	(721,345)	(619,633)	(315,335)	(306,743)	(1,206,944)	(1,034,372)	(537,129)	(452,926)	(286,333)	(240,312)	(3,067,086)	(2,653,986)
Operating Income	109,543	104,744	(100,264)	108,310	123,536	168,798	202,142	175,585	66,397	60,438	401,354	617,875

Change in million Ch$ and %	4,799	4.6%	(208,574)	192.6%	(45,262)	(26.8%)	26,557	15.1%	5,959	9.9%	(216,521)	(35.0%)

Chile:

In Chile, our subsidiary Chilectra produced operating income of Ch$ 109,543 million, which represents an increase of Ch$ 4,799 million, or 4.6%, over September 2013. This is mainly due to higher operating revenue of Ch$ 106,511 million, equivalent to a 14.7% increase, as a result of higher energy sales of Ch$ 108,477 million, principally due to the effect of lower temperatures and increased rain, and increased revenue from the rental and maintenance of street lighting and network installation of Ch$ 3,345 million, compensated by reduced other operating revenue of Ch$ 4,980 million.

The higher operating costs of Ch$ 101,712 million include an increase in energy purchase costs of Ch$ 98,036 million to cover the higher physical sales in the period and increased other expenses of Ch$ 4,745 million.

Energy losses remained at 5.5% between both periods. Physical energy sales grew by 4% to 11,792 GWh, and the number of customers rose by 48 thousand to over 1.72 million.

Argentina:

In Argentina, our subsidiary Edesur produced an increased operating loss of Ch$ 208,574 million, passing from an income of Ch$ 108,310 million in September 2013 to a loss of Ch$ 100,264 million in the present period.

Operating revenue declined by Ch$ 199,982 million in the present period, revenue of Ch$ 47,566 million was booked as a result of the application of Resolution 250/13 that recognized costs not transferred to tariffs in the period October 2013 to March 2014, but in the previous period amounts were booked totaling Ch$ 187,376 million corresponding to the period from 2007 to February 2013. In addition, sales revenue fell by Ch$  57,336

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million mainly due to the effect of converting into Chilean pesos and the booking of fines for quality of service of Ch$ 11,974 million.

The effect of converting the financial statements from Argentine pesos to Chilean pesos in both periods led to a 24% decrease in Chilean pesos in 2014 as compared to September 2013.

Brazil:

In Brazil, the operating income of our distribution subsidiaries amounted to Ch$ 123,536 million, which is 26.8% lower than that obtained in September 2013.

Ampla’s operating income amounted to Ch$ 80,979 million, which compared to the previous year represents a decrease of Ch$ 39,219 million. This is explained by higher operating costs of Ch$ 85,285 million as a result of greater energy purchases of Ch$ 109,547 million, affected by higher prices due to the drought, higher transportation costs of Ch$ 1,439 million, compensated by lower other variable procurement and services costs of Ch$ 28,454 million. In addition, there were greater other expenses of Ch$ 9,290 million and increased personnel expenses of Ch$ 2,531 million, compensated by a reduced charge for depreciation and impairment of Ch$  9,068 million. Operating revenue increased by Ch$ 46,066 million, mainly due to higher physical energy sales of 5.7% to 8,622 GWh in the present period. Energy losses increased by a 0.1 pp, from 20.0% to 20.1%. Ampla’s number of customers rose by 78 thousand to a total of over 2.85 million.

In our subsidiary Coelce, operating income decreased by 12.4%, or Ch$ 6,043 million, to Ch$ 42,557 million. This fall was due to higher operating costs of Ch$ 87,287 million, mainly in greater energy purchases of Ch$ 85,660 million, affected by higher prices due to the drought, higher transportation expenses of Ch$ 7,142 million and higher other expenses of Ch$ 3,761 million, compensated by a lower charge for depreciation and impairment of Ch$ 6,620 million and reduced other variable procurement and services expenses of Ch$ 4,007 million. The increased operating revenue of Ch$ 81,244 million relates mainly to larger physical sales of Ch$ 70,224 million, representing a growth of 4.3% through September 2014 to 8,227 GWh, and increased other operating revenue of Ch$ 13,238 million, offset by reduced other services revenue of Ch$ 2,218 million.

Energy losses rose by 0.3 pp to 12.6%, and the number of customers rose by 121 thousand to reach a total of over 3.58 million.

The effect of converting the financial statements from Brazilian reals to Chilean pesos in both periods led to a 6.3% increase in Chilean pesos in 2014 as compared to September 2013.

Colombia:

In Colombia, Codensa’s operating income was Ch$ 202,142 million, an increase of Ch$ 26,557 million over the same period of 2013. This is explained by higher operating revenue of Ch$ 110,760 million, mainly due to higher physical sales of Ch$ 93,290 million, higher revenues related to rental and maintenance of street lighting and network installation of Ch$ 12,732 million and higher other revenue of Ch$ 4,454 million. Operating costs rose by Ch$ 84,203 million, mainly due to greater energy purchases of Ch$ 55,199 million, related to larger physical purchases and a higher average purchase price, higher transportation costs of Ch$ 7,167 million, higher other expenses of Ch$ 8.909 million, a greater charge for depreciation and impairment of Ch$ 5,964 million, greater other variable procurement and services costs of Ch$ 5,938 million and increased personnel expenses of Ch$ 1.026 million.

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Physical sales rose by 2.6% to 10,194 GWh in September 2014. Energy losses remained at 7.1%, and the number of customers rose by 94 thousand to reach a total of over 2.75 million.

The effect of converting the financial statements from Colombian pesos to Chilean pesos in both periods was a 9.7% increase in Chilean peso terms in 2014 as compared to September 2013.

Peru:

Our Peruvian subsidiary Edelnor reported operating income of Ch$ 66,397 million, an increase of Ch$ 5,959 million over September 2013, mainly explained by an increase in operating revenue of Ch$ 51,980 million, from higher physical sales and higher average energy sales prices. This was partially offset by higher energy purchases of Ch$ 38,359 million, higher personnel expenses of Ch$ 2,562 million, a higher charge for depreciation and impairment of Ch$ 2,391 million, higher other expenses of Ch$ 1,856 million and higher variable procurement and services expenses of Ch$ 855 million.

Physical sales rose by 232 GWh to 5,490 GWh in the period to September 2014. Energy losses remained at 8%, and the number of customers rose by 48 thousand to reach a total of over 1.28 million.

The effect of converting the financial statements from Peruvian nuevos soles to Chilean pesos in both periods was a 9.5% increase in Chilean peso terms in 2014 as compared to September 2013.

In summary, the revenue, operating costs and operating results of the subsidiaries of the Enersis group for the periods ended September 2014 and 2013 are as follows:

		sep-14			sep-13
Company	Operating	Operating Costs	Operating	Operating	Operating Costs	Operating
	Revenues		Income	Revenues		Income
Endesa Chile consolidated	1,809,886	(1,187,973)	621,913	1,460,088	(931,580)	528,508
Cachoeira Dourada	133,718	(67,271)	66,447	88,338	(26,524)	61,814
CGTF	153,821	(128,556)	25,265	123,850	(88,975)	34,875
Cien	51,820	(20,945)	30,875	50,984	(26,133)	24,851
Chilectra S.A.	830,888	(721,345)	109,543	724,377	(619,633)	104,744
Edesur S.A.	215,072	(315,336)	(100,264)	415,053	(306,743)	108,310
Edelnor S.A.	352,730	(286,340)	66,390	300,750	(240,314)	60,436
Ampla	746,907	(665,928)	80,979	700,841	(580,643)	120,198
Coelce	583,573	(541,016)	42,557	502,329	(453,729)	48,600
Codensa S.A.	739,271	(537,129)	202,142	628,511	(452,924)	175,587
Inmob. Manso de Velasco Ltda.	9,137	(5,073)	4,064	12,235	(5,134)	7,101
ICT	3,694	(4,784)	(1,090)	4,234	(5,045)	(811)
Cemsa	995	(1,518)	(523)	1,110	(1,547)	(437)
Dock Sud	43,299	(34,339)	8,960	20,601	(21,263)	(662)
EE Piura	38,243	(24,954)	13,289	21,448	(17,364)	4,084
Holding Enersis and investment companies	33,111	(53,486)	(20,375)	27,538	(46,727)	(19,189)
Consolidation Adjustments	(536,902)	528,986	(7,916)	(488,832)	479,581	(9,251)

Total	5,209,263	(4,067,007)	1,142,256	4,593,455	(3,344,697)	1,248,758

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Financial Result

The net financial result was a loss of Ch$ 309,326 million, an increase of Ch$ 166,611 million with respect to the same period of 2013.

This is mainly explained as follows:

Lower financial income of Ch$ 41,675 million, mainly due to reduced income in Edesur of Ch$ 22,959 million as a result of less compensation under the Costs Monitoring Mechanism, Resolution 250/13, with respect to 2013, and of reduced financial income in the Brazilian subsidiaries of Ch$ 41,250 million as a consequence of the updating of the non-amortized assets on the termination of the concessions in Ampla and Coelce at net replacement value, compensated by increased income from cash and cash equivalents of Ch$ 18,679 million.

Higher financial expenses of Ch$ 101,047 million, principally because of higher expenses in the Brazilian subsidiaries of Ch$ 73,050 million as a result of the updating of the non-amortized assets on the termination of the concession in Ampla and Coelce to their new replacement value, higher financial expenses on loans and bonds of Ch$ 14,987 million, higher financial expenses in our Argentine subsidiary Edesur on regulator debt and fines for quality of Ch$ 25,486 million, compensated by lower financial expenses on the valuation of financial derivatives of Ch$ 12,822 million.

Higher charge for exchange differences of Ch$ 24,443 million, the result of an increase in local exchange rate against the dollar, mainly in Chile and Argentina on the valuation of financial debt and derivative instruments.

Result of asset sales and other investments

The gain on asset sales and other investments was Ch$ 35,385 million, mainly due to recognizing the gain on re-measurement of the initial pre-existing investment of 50% in Gas Atacama and the realization of exchange differences of Ch$ 42,552 million, offset by reduced sales of land and fixed assets of Ch$ 7,167 million.

Corporate Taxes

Corporate income tax shows an increased charge of Ch$ 36,266 million, mainly in the subsidiary Emgesa of Ch$ 27,121 million due to higher current income tax on the increased earnings for the period, in Enersis of Ch$ 17,439 million as tax credits on dividends, in Edegel for Ch$ 11,707 million due to higher current income tax on the increased earnings for the period, in Codensa for Ch$ 8,402 million for higher income tax on increased earnings, and in Inversiones Gas Atacama Holding for Ch$ 5,523 million, a subsidiary whose results are booked since April 2014, compensated by reduced tax payments in Brazil of Ch$ 34,183 million, mainly due to the reduced tax base in Ampla and Coelce due to reduced results compared to the year before.

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ANALYSIS OF THE STATEMENT OF FINANCIAL POSITION

Assets (million Ch$)	sep-14	dec-13	Change	% Change

Current Assets	3,416,308	3,896,215	(479,907)	(12.3% )
Non Current Assets	12,340,022	11,281,449	1,058,573	9.4%
Total Assets	15,756,330	15,177,664	578,666	3.8%

The Company’s total assets as of September 2014 showed an increase of Ch$ 578,866 million with respect to December 2013, mainly due to:

➢  A decrease in current assets of Ch$ 479,907 million, equivalent to 12.3%, as a result of:

❖  Decrease in cash and cash equivalents of Ch$ 217,118 million, mainly due to the reduction in Enersis of Ch$ 301.491 million as a result of a bond repayment offset by interest earned on term deposits, in Chilectra of Ch$ 19,482 million due to an increase in sales collections offset by an increase in payments to suppliers and taxes, in Codensa of Ch$ 10,526 million due to increases in financial investments, in Emgesa of Ch$ 54,819 million for payments of taxes, debt and dividends offset by a new bond issue, and in Edegel of Ch$ 7,298 million in payments of indemnities. The above was partially offset by increased cash in Inversiones Gas Atacama Holding of Ch$ 42,436 million following its consolidation from April 30, 2014, in Endesa Chile for Ch$ 55,690 million with respect to a new bond issue, offset by debt repayments and the purchase of Gas Atacama, and in Ampla and Coelce for Ch$ 74,061 million, mainly CDE fund contributions and new debt issues, offset by repayments of financial and commercial debt.

❖ Reduction in other current financial assets of Ch$ 626,982 million as a result of a reduction in Enersis of Ch$ 498,072 million which includes disbursements for the purchase of minority interests in Coelce and Generandes Perú, in Codensa of Ch$ 53,348 million in bond repayments, and in Endesa Brasil for Ch$ 74,486 million in the redemption of financial investments to repay debt.

❖ Increase in trade debt and other current accounts receivable of Ch$ 302,118 million, principally due to the increase in in Chilectra of Ch$ 66,159 million for increase in energy accounts receivable, in Coelce of Ch$ 62,471 million due to higher customer sales and the receivable from the CDE fund, in Edesur of Ch$ 40,676 million for an increase in energy accounts receivable, in Endesa Chile of Ch$ 30,654 million for an increase in energy receivables and YPF compensation, in Codensa of Ch$ 28,714 million for an increase in energy receivables, in Inversiones Gas Atacama Holding Limitada of Ch$ 27,104 million following the company’s consolidation in the group since April 2014, in Edegel of Ch$ 16,896 million for energy sale receivables, in Emgesa of Ch$ 16,222 million from increased receivables, and in Edelnor of Ch$ 13,364 million for increased customer receivables.

❖ Increase in current inventories of Ch$ 60,213 million following the consolidation in April 2014 of the subsidiary Inversiones Gas Atacama Holding of Ch$ 16,390 millions, in Edesur of Ch$ 25,144 million due to increased purchases of materials, in Endesa Chile of Ch$ 8,669 million due to increased purchases, in Edelnor of Ch$ 3,937 million due to larger purchases, in Celta of Ch$ 2,716 million due to an increase in inventories and in Codensa of Ch$ 1,503 million for greater purchases.

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➢  Increase in non-current assets of Ch$ 1,058,573 million, equivalent to 9.4%, mainly due to:

❖  Increase in property, plant and equipment of Ch$ 876,856 million mainly relating to new investments of Ch$ 577,292 million, the effects of conversion from the different functional currencies of the companies of Ch$ 361,600 million, the consolidation of the subsidiary Inversiones Gas Atacama Holding Limitada of Ch$ 199,661 million and other movements of Ch$ 8,466 million. This was partially offset by amortization and depreciation for the period of Ch$ 270,163 million.

❖  Increase in intangible assets other than goodwill of Ch$ 111,720 million, mainly relating to the new investments of Ch$ 149,581 million and conversion  effects of Ch$ 114,569 million. This was partially offset by amortization and depreciation for the period of Ch$ 90,341 million and other movements of Ch$ 62,089 million.

❖  Increase in deferred tax assets of Ch$ 64,478 million, mainly due to the increase in deferred taxes of Ch$ 20,771 million that includes the effects of the tax reform on Chilean subsidiaries of Ch$ 9,283 million, the consolidation of Inversiones Gas Atacama Holding Limitada of Ch$ 20,115 million, the conversion effects of Ch$ 19,127 million and other increases of Ch$ 4,465 million.

❖    Decrease in investments booked using the equity method of Ch$ 104,003 million, mainly explained by the elimination of the 50%  initial investment in Inversiones Gas Atacama Holding Limitada that, following the purchase of the remaining  50% in April 2014, became consolidated, of Ch$ 123,628 million, partially offset by GNL Quintero for Ch$ 11,667 million on the advanced settlement of a swap transaction, and by Distribuidora Eléctrica de Cundinamarca due to an improved result and conversion difference of Ch$ 5,101 million.

Liabilities (million Ch$)	sep-14	dec-13	Change	% Change

Current Liabilities	2,668,345	2,981,259	(312,914)	(10.5%)
Non Current Liabilities	4,571,827	3,688,940	882,887	23.9%
Total Shareholders' Equity	8,516,158	8,507,465	8,693	0.1%
Attributable to shareholders of the company	6,281,702	6,168,554	113,148	1.8%
Attributable to minority interest	2,234,456	2,338,911	(104,455)	(4.5% )
Total Liabilities and Shareholders' equity	15,756,330	15,177,664	578,666	3.8%

The Company’s total liabilities and equity increased by Ch$ 578,666 million compared to December 2013. This is mainly explained by the increase of Ch$ 8,693 million in equity and an increase of Ch$ 882,887 million in non-current liabilities, partially offset by a decrease of Ch$ 312,914 million in current liabilities.

➢  Current liabilities decreased by Ch$ 312,914 million, equivalent to 10.5%, mainly due to:

❖  Decrease in other current financial liabilities of Ch$ 270,553 million, mainly due to the decrease in Enersis of Ch$ 304,168 million, principally due to the repayment of dollar debt and  swap derivative. This was offset by increases in Emgesa of Ch$ 34,287 million for the transfer from long-term bonds plus accrued interest.

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❖  Increase in trade creditors and other current accounts payable of Ch$ 147,654 million, due to the increase in Edesur of Ch$ 221,968 million, mainly debt with CAMMESA on the realization of investments in the distribution system, partially offset in Enersis by Ch$ 76,551 million, basically dividend payments to third parties.

❖  Reduction in accounts payable to related entities of Ch$ 113,116 million, mainly dividends paid to Endesa España of Ch$ 119,761 million. This was partly offset by a larger loan balance payable to Endesa Latinoamérica by our subsidiary Dock Sud for Ch$ 9,322 million.

❖  Reduction in current tax liabilities of Ch$ 97,110 million, mainly due to the settlement of income tax for the tax year 2013.

❖  Increase in other non-financial liabilities, current, of Ch$ 19,161 million, mainly in Edelnor for Ch$ 5,877 million for deferred income, in Edesur for Ch$ 5,509 million for provision for employee bonuses and benefits and Endesa Chile for Ch$ 3,246 million for provision for YPF amendment.

➢  Non-Current liabilities increased by Ch$ 882,887 million, equivalent to 23.9%, mainly explained by:

❖  Increase in other financial liabilities, non-current, (financial debt and derivatives) of Ch$ 714,212 million, mainly a new bond issue and transfer from short term in Endesa Chile of Ch$ 172,154 million, in Emgesa of Ch$ 175,474 million following a new bond issue, in Coelce of Ch$ 45,528 million in new loans, in Edelnor of Ch$ 70,482 million following a new bond issue, in Codensa of Ch$ 79,316 million from a bond issue, in Ampla of Ch$ 77,168 million from new borrowings and in Edegel of Ch$ 20,673 million in new loans. The difference relates to conversion effects and the exchange-rate effects on the foreign currency debt.

❖  Increase in other accounts payable, non-current, of Ch$ 32,092 million, mainly due to conversion effects of the subsidiaries to the Chilean peso.

❖  Increase in deferred tax liabilities of Ch$ 105,708 million, mainly due to the Chilean companies which booked increased tax following the new tax reform of Ch$ 71,101 million, plus the consolidation from April 2014 of the subsidiary Inversiones Gas Atacama Holding Limitada of Ch$ 30,799 million.

❖  Increase in provisions for employee benefits, non-current, of Ch$ 15,094 million, mainly the conversion effects of the subsidiaries with respect to the Chilean peso.

➢  The equity rose by Ch$ 8,693 million over December 2013:

❖The part attributable to owners of the controller increased by Ch$ 113,148 million, mainly explained by the increased result for the period of Ch$ 272,132 million and increase in other reserves of Ch$ 11,385 million. The latter included conversion differences for the period of Ch$ 273,471 million, offset by reduced reserves following the purchase of minority interests by the Coelce tender offer of Ch$ 75,701 million and the cash-flow hedge of Ch$ 49,718 million. The above is partially offset by the final dividend 2013 of Ch$ 131,703 million and the booking in accumulated earnings of the effects of deferred assets and liabilities following the application of Official Notice No.856 of the S.V.S concerning the Chilean tax reform, of Ch$ 38,190 million, plus the booking of these same effects for the investments in companies, of Ch$ 1,338 million.

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❖Non-controller participations decreased by Ch$ 104,455 million, mainly explained by the distribution of the dividend corresponding to minority interests of Ch$ 266,904 million, the effects of Coelce’s tender offer of Ch$ 58,1360 million, the minorities reduction following the purchase of Generandes Perú (Inkia Holding) for Ch$ 115,368 million and the booking in accumulated earnings of the effects of deferred assets and liabilities following the application of Official Notice No.856 of the S.V.S concerning the Chilean tax reform, of Ch$ 23,628 million, plus the booking of these same effects for the investments in companies, of Ch$ 894 million. The above was offset by the comprehensive income of Ch$ 106,433 million, particularly the effects of the period’s conversion differences and the net income produced to September 2014 of Ch$ 254,059 million.

Changes in the principal financial indicators are as follows:

	Indicator	Unit	sep-14	sep-13	dic-13	Change	% Change
Liquidity	Current liquidity	Times	1.28	1.31		(0.03)	(2.3% )
	Acid ratio test (1)	Times	1.23	1.27		(0.04)	(3.1% )
	Working Capítal	MMCh$	747,963	914,956		(166,993)	N/A
Leverage	Leverage	Times	0.85	0.78		0.07	9.0%
	Short Term Debt	%	36.9%	44.7%		-7.9%	(17.6% )
	Long Term Debt	%	63.2%	55.3%		7.8%	14.2%
	Financial Expenses Coverage (2)	Times	3.49		5.26	(1.77)	(33.6% )
Profitability	Operating Income/Operating Revenues	%	21.9%		27.2%	(5.3% )	(19.3% )
	ROE (annualized)%		7.4%		11.7%	(4.2% )	(36.2% )
	ROA (annualized)%		5.6%		7.9%	(2.3% )	(29.1% )
(1) Current assets net from inventories and advanced payments
(2) Considers EBITDA divided by financial expenses

The current liquidity ratio as of September 2014 was 1.28 times, showing a 2.3% fall with respect to December 2013. The company has an excellent liquidity position, although with less cash than in December 2013.

The debt ratio is 0.85 times as of September 30, 2014, increasing by 9.0% compared to December 2013.

The financial expense coverage ratio shows a decrease of 1.36 times, equivalent to 28.0%, moving from 4.85 times in September 2013 to 3.49 times in September 2014. This is mainly the result of the decrease in EBITDA in this period.

The profitability indicator, being operating income divided by operating revenue, declined by 19.3% to 21.9% as of September 2014.

The return on the equity of the shareholders of the company is 7.4%, a decrease of 36.2% with respect to the same period of 2013, as a consequence of the reduced annualized results obtained in the period to September 2014.

The return on assets moved from 7.9% in September 2013 to 5.6% in September 2014, mainly due to the reduced annualized result in the period to September 2014.

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MAIN CASH FLOWS

The company generated a negative net cash flow during the period of Ch$ 433,626 million, comprising the following main items:

Cash Flow (million Ch$)	sep-14	sep-13	Change	% Change
From Operating Activities	951,287	1,038,299	(87,012)	(8.4% )
From Investing Activities	(86,014)	(904,109)	818,095	90.5%
From Financing Activities	(1,149,317)	398,346	(1,547,663)	(388.5% )
Net Cash Flow	(284,044)	532,536	(816,580)	(153.3%)

Operating activities generated a reduced net cash flow of Ch$ 87,012 million to September 2014, showing a decline of 8.4% with respect to the same period of the year before. This is mainly composed of sales proceeds and other income of Ch$ 5,744,600 million and other operating income of Ch$ 554,264 million, offset by payments to suppliers of Ch$ 3,369,500 million, payments to employees of Ch$ 358,632 million and other operating payments of Ch$ 1,619,445 million

Investment activities generated a negative net cash flow of Ch$ 86,014 million, mainly explained by disbursements relating to the acquisition of property, plant and equipment of Ch$ 571,981 million, the incorporation of intangible assets (IFRIC 12) of Ch$ 179,479 million, the purchase of Inversiones Gas Atacama Holding net of its cash of Ch$ 37,655 million and a capital contribution in Hidroaysén of Ch$  2,805 million, offset by interest received of Ch$ 73,623 million, other cash inflows of Ch$ 32,743 million and investments in time deposits of over 90 days of Ch$ 599,540 million.

Financing activities generated a negative net cash flow of Ch$ 1,149,317 million, mainly loan repayments of Ch$ 571,141 million, dividend payments of Ch$ 568,457 million, interest payments of Ch$ 184,335 million, other financing disbursements of Ch$ 139,176 million and disbursements for the purchase of shares in Coelce of Ch$ 134,411 million and purchase of Inkia Holdings for Ch$ 247,949, compensated by new loans and bonds of Ch$ 696,152 million.

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	Payments for additions of Fixed Assets		Depreciation
Company
	sep-14	sep-13	sep-14	sep-13

Endesa Chile	308,274	205,052	148,220	141,446
Cachoeira Dourada	4,084	4,799	4,651	4,391
CGTF	14,579	8,427	5,041	4,515
CIEN	4,128	3,890	10,795	10,213
Chilectra S.A.	24,335	31,418	18,653	18,538
Edesur S.A.	120,338	80,605	7,939	9,777
Edelnor S.A.	34,215	40,791	19,739	17,535
Ampla (*)	116,213	81,907	41,420	41,887
Coelce (*)	63,266	44,536	30,791	26,587
Codensa S.A.	49,958	45,931	51,931	46,798
Inmobiliaria Manso de Velasco Ltda.	489	119	194	194
ICT Servicios Informáticos Ltda	52	3	33	35
Holding Enersis and investment companies	6,346	2,770	935	1,028
Cemsa	-	-	22	23
Dock Sud	4,108	-	4,293	3,686
EE Piura	1,075	-	4,518	1,599
Total	751,460	550,248	349,175	328,252

(*) Includes intangible assets concessions

MAIN RISKS RELATED TO THE ACTIVITY OF THE ENERSIS GROUP

The Group’s activities are subject to a broad combination of governmental regulations. Any modification to these may affect its activities, economic situation and operating results.

The Group’s operative subsidiaries are subject to a broad range of regulations relating to tariffs and other aspects that regulate their activities, both in Chile and in the other countries where they operate. The introduction of new laws or regulations, or their modification, could therefore affect their activities, economic situation and business results.

These new laws or regulations occasionally modify regulatory aspects that might affect existing rights, in which case they could have adverse effects on the group’s future results.

The Group’s activities are subject to broad environmental regulations that Enersis constantly meets. Possible modifications introduced in these matters could affect the activities, economic situation and operating results.

Enersis and its operative subsidiaries are subject to environmental regulations which, among other things, require the company to conduct environmental impact studies for future projects, obtain permits, licenses and other authorizations and comply with all the requirements of those licenses, permits and regulations. As in any other regulated company, Enersis cannot guarantee that:

•         The public authorities are going to approve such environmental impact studies.

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•         Public opposition will not cause delays or modifications to any proposed project

•         Laws or regulations will not change or be interpreted in a manner that could adversely affect the operations, plants or plans for the Group companies.

The Group’s commercial activity has been planned to moderate possible impacts resulting from changes in hydrological conditions.

The Enersis group’s operations include hydroelectric generation and therefore depend on the hydrological conditions in the broad geographical zones where its hydroelectric generation installations are located. If hydrological conditions produce droughts or other conditions that negatively affect hydroelectric generation, the results could be adversely affected. Enersis has therefore defined as an essential part of its commercial policy not to contract 100% of its total capacity. The electricity business is also affected by atmospheric conditions like average temperatures which govern consumption. The different weather conditions can produce differences in the margin obtained by the business.

The financial position and results of operations could be adversely affected if exposure to interest rate, commodity price and exchange rate risks is not effectively managed.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future flows of assets and liabilities based on a variable interest rate.

The objective of the management of interest rate risk is to obtain a balance in the debt structure that permits minimizing the debt cost with reduced volatility in the income statements.

In compliance with the current interest rate hedging policy, the portion of fixed and/or hedged debt to total net debt was 65% as of September 30, 2014.

Depending on the Group’s estimates and debt structure objectives, hedge transactions are carried out by contracting derivatives that mitigate these risks. The instruments currently used in compliance with the policy are interest-rate swaps that convert variable to fixed rates.

The structure of Enersis Group’s financial debt by fixed and/or hedged and variable interest rates, and after the derivatives contracted, is as follows:

Net Position:

	30-09-2014	31-12-2013
	%	%
Fixed Interest Rate	65%	72%
Variable Interest Rate	35%	28%
Total	100%	100%

Exchange rate risk

Exchange risks are mainly related to the following transactions:

Debt contracted by Group companies in currencies other than those to which their cash flows are indexed

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Payments for the acquisition of project-related materials and payments of insurance premiums in currencies other than those to which their cash flows are indexed

Revenues of Group companies that are directly linked to dollar fluctuations

Cash flows from foreign subsidiaries to their parents exposed to exchange rate fluctuations.

In order to mitigate exchange risk, the exchange rate hedging policy of the Enersis Group is based on cash flows and seeks to maintain a balance between dollar-indexed flows and the levels of assets and liabilities in that currency. The objective is to minimize exposure of cash flows to variations in the exchange rate.

Cross-currency swaps and forward exchange contracts are the instruments currently used to comply with this policy. The policy also seeks to refinance debt in each company’s functional currency.

Commodities Risk

The Enersis Group is exposed to the price fluctuation risk of some commodities, principally:

Fuel purchases for electricity generation

Energy trading on the local markets.

In order to reduce risks in extreme drought conditions, the Group has designed a commercial policy that defines sales commitment levels that are consistent with the capacity of its generating plants in a dry year, and includes risk-mitigation clauses in some non-regulated customers’ contracts. In the case of regulated customers subject to long-term tender processes, certain indexation clauses are included to reduce exposure to commodities.

In view of the operative conditions faced by the electricity generation market in Chile, like drought and volatile commodity prices on the international market, the Company is constantly reviewing the benefits of contracting hedges to mitigate the effects of these price variations on its results. As of December 31 2013, and September 30, 2014, there were no commodity hedges outstanding.

These hedges may be modified, or include other commodities, depending on the operative conditions which are constantly being reviewed.

Liquidity Risk

The Group maintains liquidity policy that consists on contracting committed long-term credit facilities and short-term financial investments, for the amounts necessary to support projected needs for a period, according to the situation and expectations in the debt and capital markets.

These projected needs include the maturities of net financial debt, i.e. after financial derivatives. For further details about the characteristics and conditions of the financial debt and financial derivatives, see Notes 19 and 21 and Appendix 4.

As of September 30, 2014, the Enersis Group shows a liquidity of ThCh$ 1,389,269,188 in cash and cash equivalents and ThCh$ 369,445,264 in available committed long-term credit lines. As of December 31, 2013, the Enersis Group had a liquidity position of ThCh$ 1,606,387,569 in cash and cash equivalents and ThCh$ 208,900,680 in committed long-term credit lines.

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Credit Risk.

The Enersis Group thoroughly follows up the credit risk

Trade accounts receivable:

The credit risk corresponding to accounts receivable derived from business activities has historically been very limited as the short-term nature of the receivables does not allow the accumulation of very significant individual amounts. This applies to both our electricity generation and distribution businesses.

In the electricity generation business, in some countries, it is possible to cut off supplies in the event of non-payment, and in almost all the contracts, there is a contract termination clause for events of non-payment. Credit risk is therefore monitored constantly and the maximum amounts exposed to non-payment are measured, although these are limited, as already explained.

In the case of the electricity distribution companies, supplies may be cut off by our companies in the event of non-payment by customers. This is applied in accordance with the current regulations in each country, which facilitates the evaluation and control of credit risk, which is also limited.

Assets of a financial nature:

Investments of cash surpluses are made with first-class national and international financial entities (with a credit rating equivalent to investment grade as far as possible) within limits established for each entity.

In selecting banks for investments, only those of investment grade are considered, according to the three principal credit-rating agencies (Moody’s, S&P and Fitch).

Placements may be supported by treasury bonds of the countries where we operate and/or paper issued by first-class banks, preferring the latter in offering the best returns (always in accordance with current investment policies).

The contracting of derivatives is carried out with highly-solvent entities so that all transactions are contracted with entities of investment grade.

Risk Measurement

The Enersis Group measures the Value at Risk (VaR) of its debt and financial-derivatives positions in order to monitor the risk assumed by the Company, thus restricting volatility in its statement of income.

The positions portfolio used in the calculations of the current Value at Risk is comprised of:

Financial debt.

Derivatives for hedging debt, dividends and projects.

The calculated Value at Risk represents the possible variation of value of the above-mentioned positions portfolio over a one-day time horizon with 95% of confidence.

The volatility of the risk variables that affect the value of the positions portfolio has therefore been studied, including:

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The US dollar Libor interest rate.

The usual local banking-practice indices for the different currencies in which our companies operate.

The exchange rates of the different currencies involved in the calculation.

The calculation of Value at Risk (VaR) is based on generating possible future scenarios (for a one day period) of market values (both spot and term) for the risk variables, using Bootstrapping methodology. The number of scenarios generated ensures compliance with the simulation convergence criteria. A matrix of volatilities and correlations between the various risk variables calculated from historical price-return values, has been applied to simulate the future price scenario.

Once the price scenarios are obtained, the fair value of the portfolio is calculated using each of the scenarios, obtaining a distribution of possible values at one day. The one-day 95% confidence VaR number is calculated as the 5% percentile of the potential variations in the fair value of the portfolio in one day.

Taking into consideration the above-mentioned hypotheses, the breakdown for VaR in every mentioned type of position is the following:

Financial Positions	30-09-2014	31-12-2013
	%	%
Interest Rate	23,652,970	17,236,855
Exchange Rate	3,710,991	3,074,168
Correlation	(2,517,666)	(390,965)
Total	24,846,295	19,920,058

The Value at Risk positions have evolved during the first nine month of  2014 period and first nine month of 2013 as a function of the start/maturity of the transactions.

Other risk

As is the usual practice with bank loans and capital market operations, a portion of the financial debt of its subsidiary Endesa Chile is subject to cross-default provisions. Should certain defaults not be remedied, they could result in a cross-default and eventually certain liabilities of these companies could become payable on demand.

Non-payment – after any applicable grace period – of Endesa Chile's debts, with an outstanding balance exceeding the equivalent of US$ 50 million, and whose amount past due also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the syndicated loan. Furthermore, this loan contains provisions under which certain events other than non-payment, in the company, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 50 million, and expropriation of assets, among others, could lead to the acceleration of this debt. In the specific case of Yankee bond issued in April 2014, maturing in 2024, the threshold is $ 50 million.

Additionally, non-payment, after any applicable grace period, of any debt of Enersis and Endesa Chile, or any of their Chilean subsidiaries, with principal outstanding in excess of US$ 30 million could potentially give rise to the obligatory accelerated payment of the Yankee bonds.

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Finally, in the case of local bonds and credit facilities of Enersis and Endesa Chile, prepayment is triggered only as a result of a default of the issuer.

There are no clauses in the loan agreements by which changes in the corporate or debt ratings of these companies by credit-rating agencies could trigger debt prepayments

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following should be mentioned with respect to the more important assets:

Property, plant and equipment are valued at cost, net of their corresponding accumulated depreciation and impairment.  Property, plant and equipment, net of their residual value if applicable, are depreciated lineally by distributing the cost of their different elements over the estimated years of useful life, which is the period during which the companies expect to use them. Useful lives are reviewed periodically.

Goodwill generated in the consolidation represents the excess of the acquisition cost over the Group’s participation in the fair value of the assets and liabilities, including contingent liabilities and non-controller participations in a subsidiary at the time of acquisition. Goodwill is not amortized, but at the close of each accounting period an assessment is made as to whether any impairment has occurred during the period that reduces its recoverable value to an amount below the booked net cost, proceeding in this event to make a timely impairment adjustment (see Note 3.e to the financial statements).

Throughout the year and in particular at the date of its closing, an assessment is made as to any indication of possible loss due to the impairment of any asset. In this event, an estimate of the recoverable amount of the asset is made to determine, if applicable, the amount of the impairment. If this involves identifiable assets that do not generate independent cash flows, the recoverability of the cash generating unit that the asset belongs to is estimated, this being the smallest identifiable group of assets that generate independent cash inflows.

Assets expressed in foreign currency are shown at the exchange rate prevailing at the close of the period.

Notes and accounts receivable from related companies are classified as short and long term according to their maturities. These operations meet equity conditions similar to those prevailing in the market.

In summary, assets are shown valued according to International Financial Reporting Standards, whose criteria are set out in Notes 2 and 3 to the financial statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Massimo Tambosco
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Title: Deputy Chief Executive Officer

Date: October 29, 2014